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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check one):


[X]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K    [ ]  Form 10-Q   [ ]  Form N-SAR

     For Period Ended: December 31, 2000
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     CMI Corporation
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Full Name of Registrant


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Former Name if Applicable


     I-40 and Morgan Road
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Address of Principal Executive Office (Street and Number)


     Oklahoma City, Oklahoma  73101
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City, State and Zip Code
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PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

For various reasons, the audit of CMI Corporation's consolidated financial statements was not completed until late March 2001. As a result, the annual report on Form 10-K for CMI Corporation could not be filed within the prescribed time period without unreasonable effort or expense. CMI Corporation anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Jim D. Holland                         (405)               787-6020
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           (Name)                          (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   /X/ Yes         / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   /X/ Yes         / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CMI Corporation anticipates reporting a net loss of approximately $30.2 million in 2000 compared to net earnings of $2.5 million in 1999, or a net loss of $1.39 per share for 2000 compared to net earnings of $0.11 per share for 1999.
Results for 2000 were negatively impacted by, among other things, a $14.8 million non-cash charge in the fourth quarter related to accounting for a deferred tax asset, $6.7 million of inventory write-downs made in the second quarter, higher interest rates on increased borrowings, and legal expenses associated with the Company's patent infringement lawsuits with Cedarapids, Inc.

                                CMI Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2001             By:  /s/   Jim D. Holland
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                                      Jim D. Holland, Chief Financial Officer

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